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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-*57609*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Viking Fund Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 14th Ave SW
(No. and Street)

Minot   ND   58701
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P Miller   (701)-858-1593
            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady Martz, and Associates
(Name - *if individual, state last, first, middle name*)

24th West Central Minot   ND   58702
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 15 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Douglas P Miller_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Viking Fund Distributors, LLC_____, as of ___December 31 , 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Balance Sheet.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Members Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIKING FUND DISTRIBUTORS, LLC

(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2004 AND 2003

WITH

INDEPENDENT AUDITORS' REPORT

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED
SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

TABLE OF CONTENTS

Pages

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

    Balance Sheets 2

    Statements of Operations 3

    Statements of Members Equity 4-5

    Statements of Cash Flows 6

    Notes to Financial Statements 7-8

SUPPLEMENTARY INFORMATION

    Schedule I - Computation of Net Capital Under
    Rule 15c3-1 of the Securities Exchange Act of 1934 9

Claim of Exemption From Rule 15c3-3 10

Independent Auditor's Report On Internal Control
    Structure Required By Rule 17a-5 for a Broker -
    Dealer Claiming an Exemption from Rule 15c3-3 11-12



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Governors
Viking Fund Distributors, LLC
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Viking Fund Distributors, LLC (a development stage company and a wholly-owned subsidiary of Viking Fund Management, LLC) as of December 31, 2004 and 2003 and the related statements of operations, members' equity and cash flows for the years ended December 31, 2004 and 2003 and the period since inception (March 3, 1999) through December 31, 2004, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Fund Distributors, LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years and period (respectively) then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 7, 2005

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

RSM McGladrey Network
An Independently Owned Member

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED
SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash and cash equivalents	$ 58,443	$ 33,043
Accounts/commissions receivable	3,853	3,562
Other assets	632	0
Total current assets	$ 62,928	$ 36,605
FIXED ASSETS (net of accumulated depreciation of $3,831)	$ 0	$ 506
DEFERRED SALES COMMISSIONS (net of accumulated amortization of $8,731 and $4,481, respectively)	$ 14,327	$ 17,363
TOTAL ASSETS	$ 77,255	$ 54,474

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Distribution fees payable	$ 13,128	$ 10,667
Accounts/commissions payable	3,097	734
Payroll taxes payable	2,238	1,327
Total current liabilities	$ 18,463	$ 12,728
MEMBERS' EQUITY		
Including net loss during development stage of $416,632 since inception	$ 58,792	$ 41,746
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 77,255	$ 54,474

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND THE PERIOD SINCE INCEPTION (MARCH 3, 1999) THROUGH DECEMBER 31, 2004

	2004	2003	Since Inception
INCOME			
Commission income	$ 4,418	$ 6,156	$ 32,551
Underwriting income	18,724	36,527	118,768
Interest and dividend	285	222	10,874
Distribution Income	9,397	6,773	16,545
Realized gain on securities available-for-sale	0	0	428
Total Income	$ 32,824	$ 49,678	$ 179,166
EXPENSES			
Commissions and fees	$ 8,633	$ 15,399	$ 63,118
Distribution fees	49,503	36,106	117,308
Professional fees	3,600	3,500	38,744
Advertising and promotion	1,014	424	23,128
Printing and postage	3,998	1,500	20,938
Dues, fees, registration	2,685	1,601	13,319
Salaries	20,000	20,000	227,247
Payroll taxes	2,418	2,798	23,945
Travel	2,821	3,445	25,415
Depreciation/Amortization	4,755	3,852	13,065
Insurance	518	979	7,685
Office supplies	0	225	2,898
Telephone	720	575	6,179
Other expenses	613	42	10,732
Realized loss on securities available-for-sale	0	0	2,077
Total expenses	$ 101,278	$ 90,446	$ 595,798
NET LOSS INCURRED DURING DEVELOPMENT STAGE	$ (68,454)	$ (40,768)	$ (416,632)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIOD SINCE INCEPTION (MARCH 3, 1999)
THROUGH DECEMBER 31, 2004

	Members Equity	Accumulated Other Comprehensive Gain (Loss)	Total Members' Equity
BALANCE BEGINNING OF PERIOD	$ 0	$ 0	$ 0
Capital contributed	200,000	0	200,000
Comprehensive loss			
Net loss incurred during development stage	(98,575)	0	(98,575)
Change in unrealized loss on securities available-for-sale	0	(188)	(188)
Total comprehensive loss			(98,763)
BALANCE, DECEMBER 31, 1999	$ 101,425	$ (188)	$ 101,237
Capital contributed	40,000	0	40,000
Comprehensive loss			
Net loss incurred during development stage - 2000	(89,050)	0	(89,050)
Change in unrealized gain (loss) on securities available-for-sale	0	795	795
Total comprehensive loss - 2000			(88,255)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

STATEMENTS OF MEMBERS' EQUITY *(CONTINUED)*

	Members' Equity	Accumulated Other Comprehensive Gain (Loss)	Total Member' Equity
BALANCE, DECEMBER 31, 2000	$ 52,375	$ 607	$ 52,982
Capital contributed	40,000	0	40,000
Comprehensive loss			
Net loss incurred during development stage - 2001	(76,723)	0	(76,723)
Change in unrealized gain (loss) on securities available-for-sale	0	(607)	(607)
Total comprehensive loss - 2001			(77,330)
BALANCE, DECEMBER 31, 2001	$ 15,652	$ 0	$ 15,652
Capital contributed	60,500	0	60,500
Net loss incurred during development stage - 2002	(43,062)	0	(43,062)
BALANCE, DECEMBER 31, 2002	$ 33,090	$ 0	$ 33,090
Capital contributed	49,424	0	49,424
Net loss incurred during development stage - 2003	(40,768)	0	(40,768)
BALANCE, DECEMBER 31, 2003	$ 41,746	$ 0	$ 41,746
Capital contributed	$ 85,500	$ 0	$ 85,500
Net loss incurred during development stage - 2004	(68,454)	0	(68,454)
BALANCE, DECEMBER 31, 2004	$ 58,792	$ 0	$ 58,792

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND THE PERIOD SINCE INCEPTION (MARCH 3,1999) THROUGH DECEMBER 31, 2004

	2004	2003	Since Inception
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss incurred during development stage	$ (68,454)	$ (40,768)	$ (416,632)
Adjustments needed to reconcile net loss to net cash used by operating activities:			
Depreciation	4,755	3,852	13,065
Net realized loss (gain) on securities available-for-sale	0	0	2,349
Sale effects on operating cash flows due to changes in:			
Deferred sales commissions	(1,213)	(13,203)	(23,058)
Other assets	(923)	(1,146)	(4,485)
Accrued liabilities and trade payables	5,735	2,838	18,466
Net cash used by operating activities	$ (60,100)	$ (48,427)	$ (410,295)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of equipment	$ 0	$ 0	$ (4,338)
Purchase of securities available for sale	0	0	(460,281)
Proceeds from sale of securities available for sale	0	0	457,933
Net cash (used) by investing activities	$ 0	$ 0	$ (6,686)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES			
Members' capital contributed	$ 85,500	$ 49,424	$ 475,424
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 25,400	$ 997	$ 58,443
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,043	32,046	0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 58,443	$ 33,043	$ 58,443

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Viking Fund Distributors, LLC are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Viking Fund Management, LLC. The Company's primary business is as an underwriter and distributor for Viking Mutual Funds ("Trust"). The Trust is a Delaware business trust and consists of the Viking Tax-Free Fund for Montana, the Viking Tax- Free Fund for North Dakota, the Viking Large-Cap Value Fund and the Viking Small - Cap value fund.

Cash and Cash Equivalents are distinguished based on liquidity. Cash and cash equivalents consist of money market accounts.

Accounts/commissions receivable – Management believes all of its receivables are collectible. The Company has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivable.

Income Taxes - No provision for income taxes is required since the company is organized as a Limited Liability Company. The parent company will report the entire profit or loss of the company on its tax return. As a limited liability company the members' liability is limited.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - The Company's fixed assets consist entirely of office equipment. These assets are depreciated on a straight line basis over their estimated useful lives (5 years).

Deferred sales commissions - Sales commission paid to brokers and dealers in connection with the sale of shares of the Viking Mutual Funds sold at net asset value are capitalized and amortized on a straight line basis over five years, which approximates the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received and potential contingent deferred sales charges received from shareholders of the Viking Mutual Funds. Contingent deferred sales charges received by the Company are recorded as a reduction of unamortized deferred sales commissions.

NOTE 1 - *(CONTINUED)*

Securities available-for-sale consist of marketable equity securities. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses are reported as a separate component of members' equity.

Development stage operations - Since the Company's inception (March 3, 1999) its operations have been primarily devoted to meeting regulatory administrative requirements and developing markets for its sponsored mutual funds.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **RELATED PARTY TRANSACTIONS**

As distributor for the Trust, the Company had the following related party transactions:

	2004	2003
Underwriting income	$ 18,724	$ 36,527
Commission income	$ 4,418	$ 6,156
Commission receivable	$ 1,408	$ 1,049

NOTE 4 - **CONCENTRATIONS**

The Company's revenues are significantly impacted and the Company is economically dependent on the underwriting fees and commissions generated from the sale of shares in the Trust.

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2004, the Company had net capital of $38,813 which was $33,813 in excess of its minimum required capital of $5,000. At December 31, 2003, the Company had net capital of $19,653 which was $14,653 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was .48 to 1 as of December 31, 2004 and .65 to 1 as of December 31, 2003.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $1,014 and $424 for the years ended December 31, 2004 and 2003 respectively.

SUPPLEMENTARY INFORMATION

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004 and 2003

	2004	2003
NET CAPITAL		
Total members' equity	$ 58,792	$ 41,746
Less non-allowable assets:		
Fixed Assets	0	(506)
Deferred sales commissions	(14,327)	(17,363)
Haircuts on securities	(1,167)	(661)
Accounts/commissions receivable	(3,853)	(3,563)
Other Assets	(632)	0
Net capital	$ 38,813	$ 19,653
AGGREGATE INDEBTEDNESS		
Accrued Liabilities and trade payables	$ 18,463	$ 12,728
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements$_1$	$ 5,000	$ 5,000
Excess net capital at 1500%$_2$	$ 37,583	$ 18,805
Excess net capital at 1000%$_2$	$ 36,967	$ 18,380
Ratio: Aggregate indebtedness to net capital	.48 to 1	.65 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 38,813	$ 19,653
Net audit adjustments/reclassifications to allowable Assets	0	0
Net capital per above	$ 38,813	$ 19,653

(There were no material audit adjustments to the net capital calculation from the FOCUS report.)

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $5,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2004	2003
1500%	$ 1,230	$ 848
1000%	$ 1,846	$ 1,273

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2004 AND 2003

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.



BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR
A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Governors
Viking Fund Distributors, LLC
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedules of Viking Fund Distributors, LLC (the Company) for the years ended December 31, 2004 and 2003 and the period since inception (March 3, 1999) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN   -11-

RSM McGladrey Network
An Independently Owned Member

Viking Fund Distributors, LLC
Page two

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 7, 2005